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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 3 to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                   CYPRESSTREE SENIOR FLOATING RATE FUND, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                    23280Q105
                                 (CUSIP Number)

                                Arthur S. Loring
                           c/o Cypress Holding Company
                                 125 High Street
                                Boston, MA 02110
                                Tel: 617-946-0600

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: _________.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D
CUSIP NO. 23280Q105                                                       Page 2

1.      NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Arthur S. Loring

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)____
                                                                         (b)____
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

         PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS    ________
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.      SOLE VOTING POWER                              64,700     shares
                                                     ------------

8.      SHARED VOTING POWER                            0

9.      SOLE DISPOSITIVE POWER                         64,700     shares
                                                     ------------

10.     SHARED DISPOSITIVE POWER                       0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       64,700     shares
                                                     ------------

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ______

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.1%
                                                             ----
14.     TYPE OF REPORTING PERSON    IN


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The reporting person sold 10,080 shares on August 31, 1999 at a price of $9.95 per share.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       September 1, 1999                     /s/ Arthur S. Loring
---------------------------------    --------------------------------------
Date                                            Arthur S. Loring